UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30196

Mail Processing Section
MAR 03 2021
Washington DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM / DD / YY) AND ENDING 12/31/20 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 10th Ave. 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh — 212-424-0365
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Huynh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SARAPHENA JONES
My Comm. Exp. 02-25-2023
NOTARY PUBLIC
Reg. # 01JO6388025
NEW YORK COUNTY, STATE OF NEW YORK

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Members of Gilder Gagnon Howe & Co. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gilder Gagnon Howe & Co. LLC (the "Firm") as of December 31, 2020, and the related statement of income, changes in members' capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Firm as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Firm's financial statements. The supplemental information is the responsibility of the Firm's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the

PricewaterhouseCoopers LLP, *300 Madison Avenue New York, New York 10017-6204*
T: 646 471 3000/4000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and restricted cash	$	15,877,346
Receivable from clearing broker		9,414,257
Securities owned, held at clearing broker, at market value		42,984,500
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,148,560		8,456,384
Right of use asset		27,909,890
Other assets		2,757,934
Total assets	$	107,400,311
Liabilities and Members' Capital		
Liabilities		
Accrued compensation	$	15,177,187
Profit sharing plan		3,540,546
Accounts payable and accrued expenses		2,330,034
Lease liability		31,871,269
Other liabilities		968,222
Total liabilities	$	53,887,258
Commitments and contingencies (Note 5)		
Members' capital		53,513,053
Total liabilities and members' capital	$	107,400,311

The accompanying notes are an integral part of the financial statements

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities and options. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2020, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Cash and Restricted Cash

The Firm primarily maintains its cash with one major financial institution, which can exceed federal insurance limits. The Firm maintains an irrevocable standby letter of credit in which a portion of the cash in the amount of $1,058,750 in a restricted cash account for the purposes of satisfying a lease deposit requirement.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions earned from the Firm's customers and other income earned from the clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Securities Owned

The fair values of the Firm's securities owned approximate their carrying values due to their short-term nature. All of the Firm's securities owned are investments in money market accounts and therefore are Level 1 under ASC 820.

Distributions to Members

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In 2021, $27,305,221 was paid to members related to 2020 income.

Income Taxes

The Firm is a Limited Liability Company that is taxed as a partnership for federal income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. The difference between the Firm's effective tax rate of approximately 0.73% and statutory rate of 4% is principally due to state apportionment factors. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2020, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Firm has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2016.

Commissions Income

The Firm charges commissions on each transaction. The amount of the commission charged on each transaction depends on the size of the trade and the type of security. Securities transactions are recorded on trade-date at market value; commission revenues and expenses are recorded on trade-date. The firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Advisor Income

The Firm receives compensation for its investment advisor services. The compensation structure will vary depending on the type of account. Investment advisor income is a fee, based on a percentage of assets under management, charged on retirement accounts utilizing the previous month's ending balance. The Firm believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Firm.

Leases
The Firm is a lessee in a non-cancellable operating lease, for an office space. The Firm determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable. Otherwise, the Firm uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available. The Firm's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The incremental borrowing rate is determined based on the Firm's credit standing. The incremental borrowing rate for the lease is 2.59 %. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The firm classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the firm is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The firm's remaining lease term as of December, 31 2020 is 16 years. The firm's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The firm's office space lease require it to make variable payments for the firm's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Allowance for Credit Losses
As of January 1, 2020, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 326, Measurement of Credit Losses on Financial Instruments, using the modified retrospective approach.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which sets forth a current expected credit loss model that changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income.

The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for receivables and certain off-balance sheet exposures at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaced the previous impairment models in GAAP, which generally required that a loss be incurred before it is recognized. The new standard applies to receivables arising from revenue transactions such as receivables from clearing brokers and certain off-balance sheet credit exposures. The adoption of this update did not impact the Company's results of operations or financial condition as there are no material assets with estimated credit losses.

The Company's receivables from clearing broker include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. All of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time and is generally received within 45 days. The Company continually reviews the credit quality of its counterparties and has historically not experienced any losses from its clearing broker dealers.

The Company has established policies and procedures for mitigating credit risk on transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, as the obligation is not unconditionally cancellable by the Company. The Company provides certain guarantees primarily to enable clients to enhance their credit standing and complete transactions. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For off-balance sheet credit exposures, the allowance for credit losses is reported as a liability.

The Company evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts with our clearing broker. Based on these considerations, the allowance for credit loss in accordance with ASC 326 was not material for these receivables or off-balance sheet exposures as of December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2020 are as follows:

Furniture	$ 1,253,342
Equipment	327,278
Leasehold improvements	11,024,324
	12,604,944
Accumulated depreciation and amortization	(4,148,560)
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization	$ 8,456,384

The depreciation expense for December 31, 2020 totals $945,473.

4. Defined Retirement & Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2020 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2020, limited to a maximum of $57,000 per individual employee allowable under United States Treasury Department regulations. For the year ended December 31, 2020, the Firm incurred profit-sharing expenses of $2,457,546, which are included in employee compensation and benefits on the statement of income.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2020 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual. For the year ended December 31, 2020, the Firm incurred defined contribution benefit plan expenses of $251,298, which are included in employee compensation and benefits on the consolidated statement of income.

5. Commitments and Contingencies

Lease Commitments
Amounts reported in the balance sheet as of December 31, 2020 are as follows:

Operating Leases:

Operating Lease ROU Assets	$ 27,909,890
Operating Lease Liabilities	31,871,269

The Firm was originally obligated under a non-cancelable lease for office space as of December 31, 2020, which was due to expire on September 30, 2031. In October 2020, the Firm signed a lease amendment which extended the original term of the lease from September 31, 2031 to December 31, 2036, and also provides for the Firm to rent additional space commencing on January 1, 2021 and ending on December 31, 2036. The future undiscounted rent obligation for the additional space totals $20,739,159 commencing on January 1, 2021 with rent payments commencing on January 1, 2022. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31	
2021	$ 1,396,231
2022	2,138,931
2023	2,181,710
2024	2,225,344
2025	2,269,850
2026 - Thereafter	29,436,327
Total minimum future rental payments	$ 39,648,393

The lease liability represents the present value of the minimum future rental payments:

Total Undiscounted Lease Payments	$ 39,648,393
Less Imputed Interest	(7,777,124)
Total Lease Liability	31,871,269

Legal Matters
During the normal course of business, the Firm, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Firm does not believe that these matters will have a material adverse effect on the Firm's financial condition, net income or cash flows.

6. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2020, the Firm had net capital, as defined, of approximately $12,975,219, which was $12,725,219 in excess of the minimum net capital requirement. Additionally, the Firm claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240. 15c3-3(k): (2)(ii). The firm met the identified exemption provision through the year ending December 31, 2020 without exception.

7. Related Party Transactions

The Firm has a fees and compensation schedule in which certain types of trades or accounts may qualify for discounts. Employees and related accounts of family members receive discounts between 50 -100%. In 2020, $3,165,740 of Commissions and Investment advisor income was attributable to related party transactions.

8. Subsequent Events

The Firm has evaluated and determined that no other events or transactions occurred after December 31, 2020 and through March 1, 2021 that would require recognition or disclosure in these financial statements.